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                            January 18, 2023

       Renee L. Wilm
       Chief Legal Officer and Chief Administrative Officer
       Liberty Media Corporation
       12300 Liberty Boulevard
       Englewood, CO 80112

                                                        Re: Liberty Media
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed December 21,
2022
                                                            File No. 333-268921

       Dear Renee L. Wilm:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary
       The Proposals
       The Reclassification Proposals, page 35

   1. We note your disclosure on page 54 that the unaudited illustrative historical attributed financial information
provided in Annex D may not necessarily reflect the results of New
                                                        Liberty SiriusXM Group,
the New Formula One Group and the Liberty Live Group as if
                                                        they been separate
companies, in part because such information has been extracted from
                                                        Liberty Media   s
consolidated financial statements and "are based on assumptions that
                                                        Liberty Media believes
are reasonable." Please disclose all material assumptions that were used to prepare
the unaudited illustrative financial information.
 Renee L. Wilm
Liberty Media Corporation
January 18, 2023
Page 2
Risk Factors
Liberty Media's board of directors may, in its sole discretion, elect to convert..., page 62

2. Please briefly describe the exceptions to the board's ability to convert all of the
       outstanding shares of common stock relating to any of Liberty Media   s
groups into shares
       of common stock of another group.
Reasons for the Split-Off and the Reclassification, page 99

3. We note that in determining to approve the Split-Off, the Liberty Media board of directors considered the Split-Off as a way to address the historical discount
attributed to Liberty   s
       tracking stocks. Please also address whether the board considered the potential negative implications of creating three new tracking stocks as part of the Reclassification, such as a valuation or trading discount associated with the complexity of Liberty's new proposed capital structure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
Shainess, Legal Branch Chief, at (202) 551-7951, with any questions.



                                                               Sincerely,
FirstName LastNameRenee L. Wilm
                                                               Division of
Corporation Finance
Comapany NameLiberty Media Corporation
                                                               Office of
Technology
January 18, 2023 Page 2
cc:       Brittany Uthoff
FirstName LastName